Exhibit 3.1

AMENDMENT NO. 3 TO THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SUNOCO LOGISTICS PARTNERS L.P.

This Amendment No. 3 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into as of June 12, 2014, by Sunoco Partners LLC, a Pennsylvania limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of January 26, 2010, as amended by Amendment No. 1 thereto, effective as of July 1, 2011, and Amendment No. 2 thereto, effective as of November 21, 2011 (as so amended, the “Partnership Agreement”);

WHEREAS, Section 5.10 of the Partnership Agreement provides that the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities;

WHEREAS, the General Partner, on behalf of the Partnership, has previously authorized a two-for-one split for each Common Unit (the “Unit Split”), and in accordance with Section 5.10(b) of the Partnership Agreement, has set June 5, 2014 as the Record Date for such Unit Split and has provided notice to the Partnership’s Record Holders of such Unit Split and of the distribution of the additional Partnership Securities on June 12, 2014 (the “2014 Unit Split Date”);

WHEREAS, Section 6.6(a) of the Partnership Agreement provides that the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, and Third Target Distribution shall be proportionately adjusted in the event of a distribution, combination or subdivision of Units; and

WHEREAS, the Board, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment in order to, among other things, make such changes as are necessary and appropriate in connection with the Unit Split.

NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:

Section 1. Amendments.

(a) “2014 Unit Split” is hereby added to Section 1.1 in appropriate alphabetical order and shall be defined as follows:

“2014 Unit Split” means the two-for-one split of the Common Units affected on June 12, 2014 by way of a dividend and distribution of one Common Unit for each Common Unit outstanding to Record Holders as of June 5, 2014.

(b) “2014 Unit Split Date” is hereby added to Section 1.1 in appropriate alphabetical order and shall be defined as follows:

“2014 Unit Split Date” means June 12, 2014.

(c) Section 1.1 of the Partnership Agreement is hereby amended by deleting the definitions of “First Target Distribution,” “Initial Unit Price,” “Minimum Quarterly Distribution,” “Second Target Distribution,” “Third Target Distribution” and “Unrecovered Capital” contained therein and inserting in lieu thereof the following definitions, respectively:

“First Target Distribution” means $0.0833 per Unit per Quarter, subject to adjustment in accordance with Sections 6.6 and 6.9.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units; provided, (i) with respect to Common Units and Class A Units, upon the Split Date each such price shall be reduced by two-thirds to give effect to the 2011 Unit Split and (ii) with respect to Common Units, upon the 2014 Unit Split Date each such price shall be further reduced by half to give effect to the 2014 Unit Split.

“Minimum Quarterly Distribution” means $0.075 per Unit per Quarter, subject to adjustment in accordance with Sections 6.6 and 6.9.

“Second Target Distribution” means $0.0958 per Unit per Quarter, subject to adjustment in accordance with Sections 6.6 and 6.9.

“Third Target Distribution” means $0.2638 per Unit per Quarter, subject to adjustment in accordance with Sections 6.6 and 6.9.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units provided, (i) with respect to Common Units and Class A Units, upon the Split Date such value shall be reduced by two-thirds to give effect to the 2011 Unit Split and (ii) with respect to Common Units, upon the 2014 Unit Split Date such value shall be further reduced by half to give effect to the 2014 Unit Split.

Section 2. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 3. Invalidity of Provisions. If any provisions of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 3 as of the date first written above.

GENERAL PARTNER:

SUNOCO PARTNERS LLC

By:	/s/ Michael J. Hennigan
Name:	Michael J. Hennigan
Title:	President & Chief Executive Officer

4